CUSIP NO. 726503105

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Under the Securities Exchange Act of 1934*

(Amendment #2)

Plains All American Pipeline, L.P.

(Name of Issuer)

Common Units

(Title of Class of Securities)

                        726503105

(CUSIP Number)

Paul G. Allen

Vulcan Energy Corporation

Vulcan Energy II Inc.

505 Fifth Avenue S, Suite 900

Seattle, Washington 98104

(206) 342-2000

Plains Resources Inc.

Plains Holdings Inc.

Plains Holdings II Inc.

700 Milam, Suite 3100

Houston, Texas 77002

(832) 239-6000

July 23, 2004

(Date of Event which Requires Filing

of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following page(s)

CUSIP No. 726540503

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Paul G. Allen
2.	Check the Appropriate Box if a Member of a Group* (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds* N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                0 shares

  8.    Shared Voting Power

                (1) 11,373,415 Common Units

                (2) 1,307,190 Class B Common Units

                (3) 1,298,280 Class C Common Units

  9.    Sole Dispositive Power

                0 shares

10.    Shared Dispositive Power

                (1) 11,373,415 Common Units

                (2) 1,307,190 Class B Common Units

                (3) 1,298,280 Class C Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (1) 11,373,415 Common Units (2) 1,307,190 Class B Common Units (3) 1,298,280 Class C Common Units
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒
13.	Percent of Class Represented by Amount in Row (11) (1) 19.70% of Common Units (2) 100% of Class B Common Units (3) 40.0% of Class C Common Units
14.	Type of Reporting Person* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 726540503

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vulcan Energy Corporation
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

                0

  8.    Shared Voting Power

                (1) 11,373,415 Common Units

                (2) 1,307,190 Class B Common Units

  9.    Sole Dispositive Power

                0

10.    Shared Dispositive Power

                (1) 11,373,415 Common Units

                (2) 1,307,190 Class B Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (1) 11,373,415 Common Units (2) 1,307,190 Class B Units
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☒
13.	Percent of Class Represented by Amount in Row (11) (1) 19.70% of Common Units (2) 100% of Class B Common Units
14.	Type of Reporting Person* CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 726540503

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Vulcan Energy II Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,298,280 Class C Common Units 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,298,280 Common Class C Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,298,280 Class C Common Units
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) 40.0%
14.	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 726540503

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Plains Resources Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

0

  8.    Shared Voting Power

(1) 11,373,415 Common Units

(2) 1,307,190 Class B Common Units

  9.    Sole Dispositive Power

0

10.    Shared Dispositive Power

(1) 11,373,415 Common Units

(2) 1,307,190 Class B Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (1) 11,373,415 Common Units (2) 1,307,190 Class B Units
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) (1) 19.70% of Common Units (2) 100% of Class B Common Units
14.	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 726540503

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Plains Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

  7.    Sole Voting Power

0

  8.    Shared Voting Power

(1) 11,373,415 Common Units

(2) 1,307,190 Class B Common Units

  9.    Sole Dispositive Power

0

10.    Shared Dispositive Power

(1) 11,373,415 Common Units

(2) 1,307,190 Class B Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person (1) 11,373,415 Common Units (2) 1,307,190 Class B Common Units
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☒
13.	Percent of Class Represented by Amount in Row (11) (1) 19.70% of Common Units (2) 100% of Class B Common Units
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

CUSIP No. 726540503

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Plain Holdings II Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) N/A
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 0 8. Shared Voting Power 1,307,190 Class B Common Units 9. Sole Dispositive Power 0 10. Shared Dispositive Power 1,307,190 Class B Common Units

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,307,190 Class B Common Units
12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares*	☐
13.	Percent of Class Represented by Amount in Row (11) 100%
14.	Type of Reporting Person (See Instructions) CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This second amendment to the Schedule 13D amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on December 3, 1998, as amended on July 3, 2001. Capitalized terms not otherwise defined herein shall have the meaning ascribed thereto in the Schedule 13D.

Item 1. Security and Issuer

Item 1 is amended and restated in its entirety as follows:

This Schedule 13D filed by Paul G. Allen, Vulcan Energy Corporation, a Delaware corporation (“Vulcan”), Vulcan Energy II Inc., a Delaware corporation (“Vulcan II”), Plains Resources Inc., a Delaware corporation (“Plains Resources”), Plains Holdings Inc. (“Holdings”), and Plains Holdings II Inc., a Delaware corporation (“Holdings II”), relates to the Common Units, the Class B Common Units and the Class C Common Units of Plains All American Pipeline, L.P. (the “Issuer”), the principal executive offices of which are located at 333 Clay St., Suite 1600, Houston TX, 77002.

Item 2. Identity and Background

Item 2 is amended and restated in its entirety as follows:

a.	Paul G. Allen

Paul G. Allen is a natural person whose principal business address is 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Mr. Allen owns approximately 91.43% of the outstanding common stock of Vulcan. Mr. Allen is the sole stockholder and Chairmain of the Board of Vulcan II. Mr. Allen is a citizen of the United States.

During the last five years, Mr. Allen has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

b.	Vulcan Energy Corporation

Vulcan Energy Corporation is a corporation formed under the laws of the state of Delaware and was formed for the purpose of acquiring Plains Resources and, as a result thereof, engaging in the business of gathering, transportation, terminalling, storage, and marketing in North America of hydrocarbons and related operations. Vulcan is located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Vulcan is the sole stockholder of Plains Resources. Vulcan’s directors are Hoon Cho, Ted Gage, David N. Capobianco, James C. Flores and John T. Raymond. Vulcan’s executive officers are:

Name	Office

John T. Raymond	President and Chief Executive Officer
Nathaniel T. Brown	Vice President and Chief Financial Officer
David N. Capobianco	Vice President and Secretary
Nathan Troutman	Vice President and Assistant Secretary

The principal business address of Mr. Raymond is 700 Milam, Suite 3100, Houston, Texas 77002. The principal business address of each of the other executive officers and of the directors is: Vulcan Energy Corporation, 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

None of Vulcan nor, to Vulcan’s knowledge, any of its directors or executive officers have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Vulcan, each of Vulcan’s directors and executive officers is a citizen of the United States.

c.	Vulcan Energy II Inc.

Vulcan II is a corporation formed under the laws of the state of Delaware and was formed for the purpose of acquiring Class C Common Units of the Issuer. Vulcan II is located at 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104. Vulcan II’s directors are Mr. Allen, Ms. Patton and Mr. Troutman. Vulcan II’s executive officers are:

Name	Office

Jo Allen Patton	President
Richard E. Leigh, Jr.	Vice President and Secretary
Nathaniel T. Brown	Vice President and Treasurer
David N. Capobianco	Vice President
Nathan Troutman	Vice President
Joseph D. Franzi	Vice President

The principal business address of each of the directors and executive officers of Vulcan II is: Vulcan Energy II Inc., 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

None of Vulcan II nor, to Vulcan II’s knowledge, any of its directors or executive officers have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or she is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Vulcan II, each of Vulcan II’s directors and executive officers is a citizen of the United States.

d.	Plains Resources Inc.

Plains Resources Inc. is a corporation formed under the laws of the state of Delaware and was formed for the purpose of engaging in the business of gathering, transportation, terminalling, storage, and marketing in North America of hydrocarbons and related operations. Plains Resources is located at 700 Milam, Suite 3100, Houston, Texas 77002. Plains Resources is the sole stockholder of Holdings. Plains Resources’ directors are Mr. Cho, Mr. Gage and Mr. Capobianco. Plains Resources’ executive officers are:

Name	Office

John T. Raymond	President and Chief Executive Officer
Nathaniel T. Brown	Vice President and Chief Financial Officer
David N. Capobianco	Vice President and Secretary
Nathan Troutman	Vice President and Assistant Secretary

The principal business address of Mr. Raymond is 700 Milam, Suite 3100, Houston, Texas 77002. The principal business address of each of the other executive officers and of the directors is: Vulcan Energy Corporation, 505 Fifth Avenue S, Suite 900, Seattle, Washington 98104.

None of Plains Resources nor, to Plains Resources’ knowledge, any of its directors or executive officers have during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Plains Resources, each of Vulcan’s directors and executive officers is a citizen of the United States.

d.	Plains Holdings Inc.

Holdings is a corporation formed under the laws of the state of Delaware. Holdings’ principal business is holding a portion of Plains Resources’ investment in the Issuer. Holdings is located at 700 Milam, Suite 3100, Houston, Texas 77002. Holdings is the sole stockholder of Holdings II. Holdings’ sole director and President is Mr. Raymond.

Neither Holdings nor, to Holdings’ knowledge, Mr. Raymond has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Holdings, Mr. Raymond is a citizen of the United States.

e.	Plains Holdings II Inc.

Holdings II is a corporation formed under the laws of the state of Delaware. Holdings II’s principal business is holding a portion of Plains Resources’ investment in the Issuer. Holdings II is located at 700 Milam, Suite 3100, Houston, Texas 77002. Holdings II’s sole director and President is Mr. Raymond.

Neither Holdings II nor, to Holdings II’s knowledge, Mr. Raymond has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

To the knowledge of Holdings II, Mr. Raymond is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

The following is hereby added to Item 3:

Merger Agreement

On February 19, 2004, Plains Resources entered into a merger agreement, by and among Plains Resources, Vulcan and Prime Time Acquisition Corporation, a Delaware corporation and wholly-owned subsidiary of the Vulcan (“Prime Time”), as amended as of July 12, 2004 (the “Merger Agreement”), pursuant to which, on July 23, 2004, Prime Time merged with and into Plains Resources, with Plains Resources surviving the merger as a wholly-owned subsidiary of Vulcan (the “Merger”). In connection with the consummation of the Merger on July 23, 2004, a Certificate of Merger was filed by Prime Time and Plains Resources with the Delaware Secretary of State.

By virtue of consummation of the Merger, Mr. Allen and Vulcan may be deemed to beneficially own (a) the 11,373,415 Common Units beneficially owned by Holdings and (b) the 1,307,190 Class B Units beneficially owned by Holdings II.

Class C Common Unit Purchase Agreement

On April 15, 2004, Vulcan II entered into a Class C Common Unit Purchase Agreement, by and among the Issuer and each of Kayne Anderson Energy Fund II, L.P., Kafu Holdings, L.P., Kayne Anderson Capital Income Partners, L.P., Kayne Anderson MLP Fund, L.L.P., and Tortoise Energy Infrastructure Corporation, dated as of April 15, 2004, pursuant to which Vulcan II purchased 1,298,280 Class C Units of the Issuer for $40,000,000, the source of which was cash held by Mr. Allen.

Item 4. Purpose of Transaction

Item 4 is hereby amended and restated in its entirety as follows:

Pursuant to the Amended and Restated Limited Liability Company Agreement, dated as of June 8, 2001, as amended (the “LLC Agreement”), of Plains All American GP LLC (“PAA GP”), a Delaware limited liability company and the general partner of Plains AAP, L.P., a Delaware limited partnership and the general partner of the Issuer, Holdings is entitled to designate one member of the Board of Directors of PAA GP. Holdings has named Mr. Capobianco to replace J. Taft Symonds as its designee to the PAA GP Board of Directors, and has consented to the appointment of J. Taft Symonds to fill the vacancy created after giving effect to the Second Amendment to the LLC Agreement (the “Second Amendment”) dated as of July 23, 2004.

Each of the Reporting Persons acquired beneficial ownership of his respective Common Units, Class B Common Units and Class C Common Units solely for investment purposes. In the future, each of the Reporting Persons may, directly or indirectly, acquire or dispose of additional common units of the Issuer or formulate other purposes, plans or proposals regarding the Issuer or the common units held by the Reporting Persons to the extent deemed advisable in light of general investment policies, market conditions and other factors. Holdings II intends to convert its Class B Common Units into Common Units. In addition, Vulcan II may convert Class C Common Units into Common Units at any time and from time to time, in accordance with their terms. Furthermore, if additional membership interests in the PAA GP become available, Plains Holdings may acquire such membership interests, including through the exercise its right of first refusal with respect thereto, to the extent deemed advisable in light of general investment policies, market conditions and other factors. Any such future transactions may be made, subject to applicable law, in open market or privately negotiated transactions or otherwise.

Other than as described above, none of the Reporting Persons has any present plans or proposals which would result in any of the following:

1)    The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

2)    Any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

3)    Any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

4)    Any change in the present board of directors or management of the Issuer;

5)    Any material change in the present capitalization or dividend policy of the Issuer;

6)    Any other material change in the Issuer’s business structure;

7)    Any change in the Partnership’s certificate of limited partnership, limited partnership agreement or instruments corresponding thereto or other actions that may impede the acquisition of control of the Partnership by any person;

8)    Causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

9)    Causing a class of securities of the Partnership to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

10)  Any action similar to any of those enumerated above.

Item 5. Interest in Securities of Issuer

Item 5 is amended and restated in its entirety as follows:

Based upon information set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 10, 2004, as of May 5, 2004, there were issued and outstanding 57,724,722 Common Units, 1,307,190 Class B Common Units and 3,245,700 Class C Common Units. As of July 23, 2004, the aggregate number and percentage of each outstanding class of common units of the Issuer beneficially owned by the Reporting Persons is (a) 11,373,415 Common Units, or 19.70%, (b) 1,307,190 Class B Common Units, or 100% and (c) 1,298,280 Class C Common Units, or 40.0%, although each Reporting Person disclaims beneficial ownership of the shares beneficially owned by each other Reporting Person. This number of units includes the following:

(a)    Mr. Allen does not own any Common Units, Class B Common Units or Class C Common Units. Mr. Allen owns 17,675,924 shares of Class A Common Stock of Vulcan, or approximately 91.43%. Mr. Allen is the sole stockholder of Vulcan II.

(b)    Vulcan does not own any Common Units, Class B Common Units or Class C Common Units. Vulcan is the sole stockholder of Plains Resources.

(c)    Vulcan II owns a total of 1,298,280 Class C Common Units (representing 40.0% of the total outstanding Class C Units).

(d)    Plains Resources does not own any Common Units, Class B Common Units or Class C Common Units. Plains Resources is the sole stockholder of Holdings.

(e)    Holdings owns a total of 11,373,415 Common Units (representing 19.70% of the total outstanding Common Units). Holdings is the sole stockholder of Holdings II.

(f)    Holdings II owns a total of 1,307,190 Class B Common Units (representing 100.0% of the total outstanding Class B Units).

Except for the transactions reported in this Statement, each Reporting Person and, to such Reporting Person’s knowledge, the other persons identified pursuant to Item 2, have not effected any other transactions in any outstanding class of common units of the Issuer during the past 60 days.

Each Reporting Person does not know of any other person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares any outstanding class of common units of the Issuer beneficially owned by the persons identified in Item 2.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Company

Item 6 is amended and restated in its entirety as follows:

Partnership Agreement

Certain transfer restrictions, voting rights of the Reporting Persons and registration rights granted by the Issuer and to which the Issuer is entitled are set forth in the Third Amended and Restated Agreement of Limited Partnership of Plains All American Pipeline, L.P. dated as of June 27, 2001 (the “Partnership Agreement”), a copy of which is attached as Exhibit 3.1 to the Form 8-K filed by the Issuer on August 27, 2001 and incorporated herein by reference, and Amendment No. 1 to the Partnership Agreement, dated as of April 15, 2004, a copy of which is attached as Exhibit 3.1 to the Issuer’s Quarterly Report filed May 10, 2004 and incorporated herein by reference.

No Other Contracts

Other than as described in this Item 6, to each Reporting Person’s knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

99(a)    Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 29, 2004

/s/ Paul G. Allen
Paul G. Allen

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 29, 2004

VULCAN ENERGY CORPORATION

By:	/s/ David N. Capobianco
Name: David N. Capobianco Title: Vice President

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 29, 2004

VULCAN ENERGY II INC.

By:	/s/ David N. Capobianco
Name: David N. Capobianco Title: Vice President

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 29, 2004

PLAINS RESOURCES INC.

By:	/s/ David N. Capobianco
Name: David N. Capobianco Title: Vice President

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 29, 2004

PLAINS HOLDINGS INC.

By:	/s/ John T. Raymond
Name: John T. Raymond Title: President

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: July 29, 2004

PLAINS HOLDINGS II INC.

By:	/s/ John T. Raymond
Name: John T. Raymond Title: President

Exhibit Index

Name of Exhibit

99(a)    Joint Filing Agreement.